HEARTBEAM, Inc.

2118 Walsh Avenue, Suite 210
Santa Clara, CA 95050

March 16, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-293307)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HEARTBEAM, Inc. (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No.  333-293307) (the “Registration Statement”) so that it will become effective on Tuesday, March 17, 2026 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

HEARTBEAM, INC.

By:	/s/ Roberto Eno
Name:	Roberto Eno
Title:	Chief Executive Officer